FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2011

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 August 2011

HANG SENG BANK LIMITED
2011 INTERIM RESULTS - HIGHLIGHTS

•	Attributable profit up 16% to HK$8,057m (HK$6,964m for the first half of 2010; up 1% compared with HK$7,953m for the second half of 2010).

•	Profit before tax up 15% to HK$9,320m (HK$8,103m for the first half of 2010; up 1% compared with HK$9,242m for the second half of 2010).

•	Operating profit up 6% to HK$7,129m (HK$6,697m for the first half of 2010; down 4% compared with HK$7,388m for the second half of 2010).

•
 Operating profit excluding loan impairment charges and other credit risk provisions up 6% to HK$7,287m (HK$6,850m for the first half of 2010; down 4% compared with HK$7,625m for the second half of 2010).

•	Return on average shareholders' funds of 22.7% (22.8% for the first half of 2010; 23.5% for the second half of 2010).

•	Earnings per share up 16% to HK$4.21 per share (HK$3.64 per share for the first half of 2010).

•	Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2011 (HK$2.20 per share for the first half of 2010).

•	Capital adequacy ratio of 13.8% (13.6% at 31 December 2010); core capital ratio of 11.0% (10.8% at 31 December 2010).

•	Cost efficiency ratio of 34.6% (33.8% for the first half of 2010 and 33.6% for the second half of 2010).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

The abbreviations 'HK$m' and 'HK$bn' represent millions and billions of Hong Kong dollars respectively.

Contents

The financial information in this news release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') for the six months ended 30 June 2011.

            Highlights of Results
            Contents
            Chairman's Comment
            Chief Executive's Review
            Results Summary
            Customer Group Performance
            Mainland Business
            Consolidated Income Statement
            Consolidated Statement of Comprehensive Income
            Consolidated Balance Sheet
            Consolidated Statement of Changes in Equity
            Consolidated Cash Flow Statement
            Financial Review
            Net interest income
            Net fee income
            Trading income
            Net income from financial instruments designated at fair value
            Other operating income
            Analysis of income from wealth management business
            Loan impairment charges and other credit risk provisions
            Operating expenses
            Gains less losses from financial investments and fixed assets
            Tax expense
            Earnings per share
            Dividends per share
            Segmental analysis
            Cash and balances with banks and other financial institutions
            Placings with and advances to banks and other financial institutions
            Trading assets
            Financial assets designated at fair value
            Advances to customers
            Loan impairment allowances against advances to customers
            Impaired advances and allowances
            Overdue advances
            Rescheduled advances
Segmental analysis of advances to customers by geographical area
                        Gross advances to customers by industry sector
            Financial investments
            Interest in associates
            Intangible assets
            Other assets
            Current, savings and other deposit accounts
            Certificates of deposit and other debt securities in issue
            Trading liabilities
            Other liabilities
            Subordinated liabilities
            Shareholders' funds
            Capital resources management
            Liquidity ratio
            Reconciliation of cash flow statement
            Contingent liabilities, commitments and derivatives
            Statutory accounts and accounting policies
            Comparative figures
            Property revaluation
            Foreign currency positions
            Ultimate holding company
            Register of shareholders
            Proposed timetable for the remaining 2011 quarterly dividends
            Code on corporate governance practices
            Board of Directors
            News release

Comment by Raymond Ch'ien, Chairman

The first half of 2011 brought continued uncertainty for global markets, reflecting the prevailing - and in some instances deteriorating - economic conditions. The devastating earthquake and tsunami in Japan also created supply chain problems in the global economy. Despite these challenges, Hang Seng Bank delivered steady growth.

The bank's growth came despite rising inflationary pressures and intense competition as economic conditions in Hong Kong and mainland China remained strong overall. In Hong Kong, unemployment remains low and consumer spending healthy, while the Mainland's economy continues to be robust.

We enhanced performance by shifting resources towards business where returns commensurate with the risks.

Both net interest income and net fees and commissions grew in the first half of 2011.

In line with our prudent strategy, which underpinned our performance even when market conditions were uncertain, we expanded our investment business.

In the first half of 2011, we consolidated our position as a preferred partner for trade-related services. We further strengthened our position on the Mainland, enhancing our ability to tap into immense growth opportunities there.

One of our key strengths is the bank's leadership position in renminbi businesses at a time when Hong Kong is strengthening its role as the major offshore RMB centre. The bank has strong coverage in cross-border transactions, and offers a wide range of products and services for business and personal customers which should support sustainable growth in both Hong Kong and the Mainland.

In May 2011, Hang Seng Bank (China) Limited moved into its new headquarters located in the Hang Seng Bank Tower in Shanghai's Lujiazui financial district. This important milestone demonstrates our long-term commitment to our business and our customers on the Mainland.

We will continue to maximise growth potential on the Mainland and to further develop cross-border and referral business for our Hong Kong operations.

Financial Performance

Profit attributable to shareholders rose by 16% to HK$8,057m in the first half of 2011, compared with the same period in 2010. Earnings per share were up 16% at HK$4.21.

Profit before tax increased by 15% to HK$9,320m compared with the first half of 2010.

Operating profit excluding loan impairment charges and other credit risk provisions rose by HK$437m, or 6%, to HK$7,287m, compared with the first half of 2010. The rise was driven by the growth in net interest income, partly offset by the rise in operating expenses. Operating profit grew by 6% to HK$7,129m.

Operating expenses were up 11% to HK$3,888m. Our cost efficiency ratio was 34.6%, compared with 33.8% for the first half of 2010.

The share of profits from associates increased by HK$587m, or 50%, to HK$1,771m, mainly from Industrial Bank.

The return on average shareholders' funds was 22.7%, compared with 22.8% for the same period in 2010. The return on average total assets was maintained at 1.7%.

At 30 June 2011, our capital adequacy ratio was 13.8%. The core capital ratio stood at 11.0%.

The Directors have declared a second interim dividend of HK$1.10 per share, bringing total dividends to HK$2.20 per share for the first half of 2011.

Outlook

Debt default fears persist in Europe, and growth in many developed markets may continue to be uneven. We expect better operating conditions in Hong Kong and the Mainland in the second half of 2011, however.

Strong investment and domestic consumption should continue to drive economic growth on the Mainland, while inflation is likely to peak during the summer months and then start to trend lower in the second half of the year, barring future supply shocks.

Although Hong Kong's inflation is also climbing, we expect buoyant consumer demand to underpin continued economic growth. Unemployment remains at a more than two-year low, and we do not expect that to change in the near term.

Against this backdrop, we will continue to build on our competitive strengths which were recognised when we were named the Best Domestic Bank in Hong Kong again by Asiamoney in 2011. We will enhance our leading position in target businesses and take new opportunities to achieve long-term growth.

We will seek to ensure the high quality of our assets and enhance relationships with our loyal customer base. Reinforcing our already strong position in renminbi services will also be a key focus for the bank. Diversification of income streams will remain important.

As a result of these actions, combined with the strength of our trusted brand, our leading position in key market segments, our excellent cross-border market knowledge and time-to-market capabilities, we are confident the bank remains well-positioned to meet the future needs of our customers.

Review by Margaret Leung, Vice-Chairman and Chief Executive

In the first half of 2011, Hong Kong banks came under pressure as net interest margins narrowed amid intense competition and low interest rates. Higher fee and commission income helped compensate for lower returns in other areas across the banking sector.

Despite the challenging operating environment, Hang Seng increased operating profit by 6%, to HK$7,129m, from the same period in 2010.

In the low-interest rate environment, we grew net interest income by HK$924m, or 14%, on the back of prudent growth in the average balances of trade finance, and corporate and personal lending. Average interest-earning assets increased by 15% year-on-year.

Net fees and commissions increased across most core businesses, by HK$167m, or 7%, compared with the first half of 2010.

Our credit card business delivered strong performance, and we increased sales of retail investment instruments by successfully promoting a wide range of funds from Hang Seng Investment Management and other providers.

Our efforts to develop and diversify the bank's business continued to yield good results. We increased the revenues generated from the small- and medium-sized business sector and this was among our successes in expanding our sources of income.

Our mainland China business, in particular, delivered a solid performance, with increases in the customer number, revenues and profit.

Operating expenses rose by 11% to HK$3,888m, reflecting the bank's continued investments to support business growth, capture business opportunities and increase employee compensation.

Customer Groups

Retail Banking and Wealth Management reported profit before tax of HK$3,457m in the first half of 2011. Operating income excluding loan impairment charges and other credit risk provisions was HK$6,062m, a year-on-year decline of 3%.

Total operating income from unsecured lending was up 10% year-on-year, benefiting from a high quality credit card customer base and targeted marketing campaigns.

The increase in card income was supported by a year-on-year increase of 15% in the number of cards in circulation to 2.19 million and a 17% rise in card spending to HK$38bn. The bank retained its position as Hong Kong's second and third largest issuer of Visa and MasterCard credit cards respectively. Card receivables grew by 4% to HK$16bn from the end of 2010.

Sales of life insurance recorded solid growth, with new annualised premiums increasing by 24%. The total number of policies in force rose by 8%.

Personal loans saw steady growth, with total outstanding balances up 7% to HK$4,900m.

Investment businesses registered year-on-year income growth of 10%. Investment fund subscriptions grew by 31% to reach HK$21bn. Fee income from private banking increased by 27%, supported by a wider range of products.

Commercial Bankingdelivered a 34% increase in profit before tax to HK$2,389m, while operating profit excluding loan impairment charges and other credit risk provisions grew by 31% to HK$1,631m compared with the first half of 2010.

The respectable growth was driven mainly by net interest income from advances and fee income. In line with the increase in the loan portfolio both in Hong Kong and the Mainland, net interest income from advances rose by 50%.

Income from the corporate wealth management business increased by 9%, partly attributable to the provision of competitive products to customers to meet their needs.

At 30 June 2011, the number of commercial renminbi accounts exceeded 65,000.

Corporate Bankingposted a 62% rise in profit before tax, reaching HK$905m, compared with the first half of 2010. Operating profit excluding loan impairment charges and other credit risk provisions was HK$859m, up 54% year-on-year. This strong profit growth was mainly attributable to a rise in net interest income arising from an increase in the loan portfolio and moderate growth in net fee income.

Corporate Banking achieved these results through selective growth in customer advances of 8%, compared with the end of 2010.

By delivering total solutions to customers to meet their overall business needs and capitalising on our efficient cross-border relationship management system, Corporate Banking deposits grew by 27% despite fierce competition.

Corporate Banking also sought to diversify its customer advances portfolio in terms of customer, industry and currency.

Treasuryregistered a year-on-year profit before tax increase of 31% to HK$1,873m, while operating profit increased by 39% to HK$1,284m. These strong results came as net interest income growth and an increase in its share of profits from associates offset decreases in trading income and disposal gains.

Global interest rates remained at low levels and yield curves were relatively flat in the first half of 2011. Nevertheless, net interest income still increased by 69% to HK$1,032m, mainly due to our strategy of actively managing our balance sheet.

Mainland Business

The central government has been seeking to tighten monetary policy and control inflation. From January to July 2011, the People's Bank of China raised the deposit reserve ratio six times and benchmark interest rates thrice.

Despite these challenges, Hang Seng Bank (China) Limited ('Hang Seng China') increased its deposit base, acquired new customers and boosted operating income.

There was solid growth in the customer base. The number of personal customers rose by 22% and the number of corporate customers by 13% year-on-year. Total deposits increased by 21% compared with the end of 2010. Advances rose by 11% from the 2010 year-end against a tightened lending market.

Total operating income rose by 44% over the same period in 2010, supported by the increase in both net interest income and other operating income. Profit before tax increased by 160% year-on-year.

Looking Ahead

In light of Hong Kong's intense competition and mature marketplace, the bank is building on its presence on the Mainland to support growth. As Hong Kong strengthens its role as the major offshore RMB centre, we will seek to further expand our range of renminbi products and services both on the Mainland and in Hong Kong.

To assist commercial customers to grow cross-border business and to establish a more dynamic customer referral channel, our Hong Kong and Mainland teams are working with several strategic partners on the Mainland to enhance cross-border services that provide a valuable source of referral business.

As Hang Seng China puts more resources into its branch network, it will open its third cross-city sub-branch under CEPA VI in Huizhou, Guangdong. The bank has also applied to establish a branch in Xiamen.

In Hong Kong, we will continue to develop areas of strength and deepen our penetration into segments that offer growth opportunity. As part of this, we will further expand our wealth management services and private banking. We also intend to strengthen our presence in the SME segment.

We remain confident that our solid position in key market segments, reputation for quality and customer loyalty will continue to support sustainable growth.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') reported an unaudited profit attributable to shareholders of HK$8,057m for the first half of 2011, up 15.7% compared with the first half of 2010. Earnings per share were up 15.7% at HK$4.21. Compared with the second half of 2010, attributable profit rose by 1.3%.

- Operating profit excluding loan impairment charges and other credit risk provisions rose by HK$437m, or 6.4%, to HK$7,287m, driven by the growth in net interest income partly offset by the rise in operating expenses. Non-interest income and loan impairment charges were maintained at broadly the same level compared with the same period last year.

- Net interest income rose by HK$924m, or 13.8%, driven by the growth in average balances of trade finance and corporate and personal lending. Average interest earning assets were up 14.6% compared with the half-year ended 30 June 2010. The favourable impact on net interest income was largely offset by the compression in asset spreads while the persistent low interest rate environment continued to constrain deposit spreads. Net interest margin for the first half of 2011 was 1.75%, down two basis points compared with the same period last year, partly affected by the dilutive effect of the increase in lower yielding renminbi funds placed with the local clearing bank. Net interest spread dropped by four basis points to 1.68% and the contribution from net free funds grew by two basis points to seven basis points. Compared with the second half of 2010, net interest income increased marginally, reflecting the bank's continued efforts to enlarge its net interest income base through the strong growth momentum in lending which was offset by the reduced deposit spread.

- Net fees and commissions registered an increase across most core business and grew by HK$167m, or 7.0%, to HK$2,536m. Income from sales of retail investment funds increased by 12.2%, attributable to the bank's efforts to offer a wide spectrum of funds from Hang Seng Investment Management and other providers, together with a more stable investment sentiment in the first quarter of 2011. Stockbroking and related services income increased by 3.4%, underpinned by improved investment sentiment and an active stock market during the first quarter of this year. Private banking continued to expand its product range and grew its service fee income by 25.4%. Fee income from our credit card business rose by 6.7% as card spending and transaction volumes increased. Income from trade financing and remittance services recorded impressive growth of 21.5% and 8.2% respectively on the back of reviving global trade demand. There was a decrease in insurance agency fee income of 11.5% as competition intensified.

- Trading income rose by HK$41m, or 4.6%, to HK$931m. Foreign exchange income declined by HK$92m, or 10.5%, due primarily to the decrease in trading net interest income from funding swaps although this was partly offset by growth in normal foreign exchange and foreign exchange-linked structured products income. Securities, derivatives and other trading income grew by HK$133m, mainly due to the improvement in interest rate derivative trading.

- Income from our insurance business (included under 'net interest income', 'net fee income', 'net income from financial instruments designated at fair value', 'net earned insurance premiums' and 'movement in present value of in-force long-term insurance business' within 'other operating income', and after deducting 'net insurance claims incurred and movement in policyholders' liabilities') dropped by HK$121m, or 8.8%, to HK$1,249m. New annualised life insurance premiums grew by 23.8% compared with the same period last year while renewal premiums declined as policies were paid up. Net interest income and fee income from the life insurance business grew by 10.9%. The favourable sale results contributed to the increase in the size of the life insurance funds, with bond investments held as the major underlying assets. Investment returns on life insurance funds declined by HK$62m compared with the first half of 2010, affected by the slowdown of the equity market. The movement in present value of in-force long-term insurance business increased by 36.8%, the net effect of higher sales in the first half of 2011 compared with the first half of 2010, a refinement of the calculation of the present value of in-force long-term insurance business ('PVIF') asset during the period and the unfavourable experience variance of the investment return assumption.

- Operating expenses rose by HK$384m, or 11.0%, compared with the first half of 2010. The group continued to manage costs carefully, while investing for the future to better capture new opportunities. Excluding our mainland business, operating expenses rose by 9.4%, mainly due to higher wages and salaries as a result of the annual salary increment and increase in staff numbers in both frontline and support functions. There was also an increase in marketing expenditure and processing charges. Mainland-related operating expenses increased by 20.6%, mainly to support future growth.

- Impairment loss on intangible assets of HK$78m related to certain IT projects.

- Operating profit grew by HK$432m, or 6.5%, to HK$7,129m after accounting for the slight increase in loan impairment charges and other credit risk provisions.

- Profit before tax increased by 15.0% to HK$9,320m after taking the following items into account:

•	an 87.0% (or HK$60m) decrease in gains less losses from financial investments and fixed assets;
•	a 168.6% (or HK$258m) increase in net surplus on property revaluation; and
•	a 49.6% (or HK$587m) increase in share of profits from associates, mainly from Industrial Bank Co., Ltd. and a property investment company.

Consolidated balance sheet and key ratios

Total assets increased by HK$56.3bn, or 6.1%, to HK$973.2bn. Customer advances grew by HK$31.0bn, or 6.6%, to HK$503.6bn due to higher demand for trade finance, corporate and commercial lending and mainland lending. Our residential mortgage business reduced as the bank sought to shift its focus towards more prime-based mortgage lending. Customer deposits rose by HK$30.5bn, or 4.3%, to HK$740.8bn as the group proactively grew its customer deposits to underpin loan growth. At 30 June 2011, the advances-to-deposits ratio was 68.0%, compared with 66.5% at the end of December 2010.

At 30 June 2011, shareholders' funds (excluding proposed dividends) were HK$71,572m, an increase of HK$5,193m, or 7.8%. Retained profits grew by HK$3,585m, reflecting the growth in attributable profit (excluding first and second interim dividends) for the first half of 2011. The premises revaluation reserve increased by HK$1,306m, or 13.9%, against the backdrop of the continued robust growth in the property market during the first half of 2011.

The return on average total assets was 1.7%, compared with 1.7% and 1.8% for the first and second halves of 2010 respectively. The return on average shareholders' funds was 22.7% (22.8% in the first half of 2010 and 23.5% in the second half of 2010).

At 30 June 2011, the capital adequacy ratio was 13.8% compared with 13.6% at the last year-end. The core capital ratio stood at 11.0%, slightly above the 10.8% at 31 December 2010. The ratios were calculated in accordance with the advanced internal ratings-based approach under the Banking (Capital) Rules issued by the Hong Kong Monetary Authority for the implementation of Basel II. The slight increase in both the capital adequacy and core capital ratios reflect the net effect of the increase in profit growth after accounting for dividends in the first half of the year and the increase in risk-weighted assets.

The bank maintained a comfortable liquidity position. The average liquidity ratio for the first half of 2011 was 33.3% (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) compared with 42.0% for the first half of 2010.

The cost efficiency ratio for the first half of 2011 was 34.6% compared with 33.8% and 33.6% for the first and second halves of 2010 respectively.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 1 September 2011 to shareholders on the register of shareholders as of 17 August 2011. Together with the first interim dividend, the total distribution for the first half of 2011 will amount to HK$2.20 per share, the same as in the first half of 2010.

Customer group performance

	Retail Banking					Total	Inter-
	and Wealth	Commercial	Corporate			reportable	segment
Figures in HK$m	Management	Banking	Banking	Treasury	Other	segments	elimination	Total

Half-year ended
30 June 2011

Net interest income	4,028	1,578	947	1,032	52	7,637	__	7,637
Net fee income/(expense)	1,780	604	109	(17)	60	2,536	__	2,536
Trading income/(loss)	261	278	8	430	(46)	931	__	931
Net income from financial
instruments designated at fair
value	96	__	__	__	__	96	__	96
Dividend income	__	__	__	__	6	6	__	6
Net earned insurance premiums	6,068	121	1	__	__	6,190	__	6,190
Other operating income/(loss)	704	15	(1)	__	330	1,048	(246)	802
Total operating income	12,937	2,596	1,064	1,445	402	18,444	(246)	18,198
Net insurance claims
incurred and movement
in policyholders' liabilities	(6,875)	(70)	__	__	__	(6,945)	__	(6,945)
Net operating income before
loan impairment charges
and other credit risk
provisions	6,062	2,526	1,064	1,445	402	11,499	(246)	11,253
Loan impairment charges
and other credit risk provisions	(114)	(90)	46	__	__	(158)	__	(158)
Net operating income	5,948	2,436	1,110	1,445	402	11,341	(246)	11,095
Operating expenses W	(2,550)	(892)	(205)	(161)	(326)	(4,134)	246	(3,888)
Impairment loss on intangible assets	(75)	(3)	__	__	__	(78)	__	(78)
Operating profit	3,323	1,541	905	1,284	76	7,129	__	7,129
Gains less losses from financial
investments and fixed assets	__	__	__	2	7	9	__	9
Net surplus on property
revaluation	__	__	__	__	411	411	__	411
Share of profits from associates	134	848	__	587	202	1,771	__	1,771
Profit before tax	3,457	2,389	905	1,873	696	9,320	__	9,320
Share of profit before tax	37.1%	25.6%	9.7%	20.1%	7.5%	100.0%	__	100.0%

Operating profit excluding loan
impairment charges
and other credit risk provisions	3,437	1,631	859	1,284	76	7,287	__	7,287

W Depreciation/amortisation
included in operating
expenses	(80)	(15)	(3)	(3)	(304)	(405)	__	(405)

At 30 June 2011

Total assets	267,290	210,175	138,779	311,419	45,546	973,209	__	973,209
Total liabilities	585,458	156,069	64,183	58,439	35,385	899,534	__	899,534
Interest in associates	1,280	7,537	__	5,535	2,636	16,988	__	16,988

	Retail Banking					Total	Inter-
	and Wealth	Commercial	Corporate			reportable	segment
Figures in HK$m	Management	Banking	Banking	Treasury	Other	segments	elimination	Total

Half-year ended
30 June 2010

Net interest income	4,194	1,184	641	609	85	6,713	__	6,713
Net fee income/(expense)	1,585	649	90	(12)	57	2,369	__	2,369
Trading income/(loss)	249	145	4	506	(14)	890	__	890
Net income/(loss) from financial
instruments designated at fair
value	148	__	__	(2)	(14)	132	__	132
Dividend income	__	__	__	__	4	4	__	4
Net earned insurance premiums	6,232	126	1	__	__	6,359	__	6,359
Other operating income/(loss)	541	9	__	(1)	313	862	(226)	636
Total operating income	12,949	2,113	736	1,100	431	17,329	(226)	17,103
Net insurance claims
incurred and movement
in policyholders' liabilities	(6,670)	(79)	__	__	__	(6,749)	__	(6,749)
Net operating income before
loan impairment charges
and other credit risk
provisions	6,279	2,034	736	1,100	431	10,580	(226)	10,354
Loan impairment charges
and other credit risk provisions	(102)	(50)	(1)	__	__	(153)	__	(153)
Net operating income	6,177	1,984	735	1,100	431	10,427	(226)	10,201
Total operating expenses W	(2,334)	(787)	(180)	(173)	(256)	(3,730)	226	(3,504)
Operating profit	3,843	1,197	555	927	175	6,697	__	6,697
Gains less losses from financial
investments and fixed assets	__	__	5	62	2	69	__	69
Net surplus on property
revaluation	__	__	__	__	153	153	__	153
Share of profits from associates	94	586	__	441	63	1,184	__	1,184
Profit before tax	3,937	1,783	560	1,430	393	8,103	__	8,103
Share of profit before tax	48.6%	22.0%	6.9%	17.6%	4.9%	100.0%	__	100.0%

Operating profit excluding loan
impairment charges
and other credit risk provisions	3,945	1,247	556	927	175	6,850	__	6,850

W Depreciation/amortisation
included in total operating
expenses	(88)	(16)	(3)	(2)	(246)	(355)	__	(355)

At 30 June 2010

Total assets	244,132	128,459	115,306	348,071	35,119	871,087	__	871,087
Total liabilities	546,668	132,261	54,456	37,866	35,616	806,867	__	806,867
Interest in associates	1,049	5,913	__	4,466	2,413	13,841	__	13,841

	Retail Banking					Total	Inter-
	and Wealth	Commercial	Corporate			reportable	segment
Figures in HK$m	Management	Banking	Banking	Treasury	Other	segments	elimination	Total

Half-year ended
31 December 2010

Net interest income	4,291	1,525	799	794	178	7,587	__	7,587
Net fee income/(expense)	1,838	560	98	(17)	49	2,528	__	2,528
Trading income/(loss)	381	189	7	656	(64)	1,169	__	1,169
Net income from financial
instruments designated at fair
value	149	__	__	1	__	150	__	150
Dividend income	__	5	__	__	5	10	__	10
Net earned insurance premiums	4,827	120	1	__	__	4,948	__	4,948
Other operating income	730	14	1	__	399	1,144	(222)	922
Total operating income	12,216	2,413	906	1,434	567	17,536	(222)	17,314
Net insurance claims
incurred and movement
in policyholders' liabilities	(5,766)	(73)	1	__	__	(5,838)	__	(5,838)
Net operating income before
loan impairment charges
and other credit risk
provisions	6,450	2,340	907	1,434	567	11,698	(222)	11,476
Loan impairment charges
and other credit risk provisions	(107)	(128)	(2)	__	__	(237)	__	(237)
Net operating income	6,343	2,212	905	1,434	567	11,461	(222)	11,239
Total operating expenses W	(2,530)	(916)	(199)	(154)	(274)	(4,073)	222	(3,851)
Operating profit	3,813	1,296	706	1,280	293	7,388	__	7,388
Gains less losses from financial
investments and fixed assets	__	__	__	33	10	43	__	43
Net surplus on property
revaluation	__	__	__	__	334	334	__	334
Share of profits from associates	122	669	__	618	68	1,477	__	1,477
Profit before tax	3,935	1,965	706	1,931	705	9,242	__	9,242
Share of profit before tax	42.6%	21.3%	7.6%	20.9%	7.6%	100.0%	__	100.0%

Operating profit excluding loan
impairment charges
and other credit risk provisions	3,920	1,424	708	1,280	293	7,625	__	7,625

W Depreciation/amortisation
included in total operating
expenses	(87)	(18)	(2)	(2)	(257)	(366)	__	(366)

At 31 December 2010

Total assets	264,827	180,013	130,148	304,898	37,025	916,911	__	916,911
Total liabilities	581,118	141,518	50,862	39,268	34,133	846,899	__	846,899
Interest in associates	1,384	6,197	__	5,626	2,459	15,666	__	15,666

Retail Banking and Wealth Management ('RBWM') was able to achieve sales growth in various areas of business despite the challenging operating environment in Hong Kong.

Continuing to be one of the key income drivers, total operating income from unsecured lending was up 10.0% year-on-year, attributed to the quality of our credit card customer base and effective marketing campaigns. The bank's card market shares grew and we remained the second and third largest issuer of Visa and MasterCard cards respectively. The card base of the Hang Seng Hong Kong dollar China UnionPay (CUP) credit card expanded strongly, with the number of cards issued doubling since the end of 2010. As of June 2011, total overall cards issued reached 2.19 million and 194,000 new cards were acquired. Compared with the end of 2010, card receivables grew by 4.0% to HK$16.4bn while card spending increased by 17.5% to HK$38.0bn year-on-year. Up to June 2011, personal loans were up 7.5%, with a total loan balance of HK$4.9bn.

Despite intense market competition and the tightening of regulator policies on mortgage lending, our mortgage business remained third in the market in terms of new mortgage registrations for the first half of 2011. The switch of focus away from HIBOR-based mortgages to prime-based lending, resulting in competitors changing their pricing strategies in follow-up, enhanced mortgage yield and profitability.

Net fee income and trading income grew 12.3% and 4.8% year-on-year. In particular, investment businesses remained as a strong income driver and registered year-on-year income growth of 9.9%. Investment fund subscriptions grew by 30.8% to reach HK$21bn and the related income recorded over 21.1% growth compared with the same period in 2010. Strong sales momentum was maintained even when uncertainties emerged from March onwards.

With effective distribution efforts and timely promotion offers, life insurance registered good sales results in the first half of 2011. As of June 2011, annualised new premiums grew 23.8% compared to the same period last year. Total policies in force also grew steadily and achieved year-on-year growth of 8.1%.

Service quality was never compromised and Hang Seng Bank continued to receive recognition in the banking industry. For the second consecutive year, the bank was named 'Best Local Private Bank in Hong Kong' in the Euromoney Private Banking Survey 2011 based on the assessment of business performance and peer nominations. Asiamoney also named Hang Seng Bank as the 'Best Domestic Bank in Hong Kong' again in 2011.

While top line business momentum sustained good performance, RBWM's operating income excluding loan impairment charges and other credit risk provisions of HK$6,062m represented a slight year-on-year decline of 3.5%. Profit before tax was HK$3,457m in the first half of 2011, representing a year-on-year decline. The reduced profit was due to the higher cost of deposits, the holding back of the growth of mortgage loans and the lower investment return of the life insurance portfolio.

Amid the competitive environment, the bank raised deposit interest rates which reduced deposit spreads. As of June 2011, net interest income from deposits dropped 17.1% compared with the same period last year.

The price competition in HIBOR-based mortgages made the mortgage business less profitable. The bank, therefore, held back on mortgage loan growth and focused more on prime-based lending. Income from secured lending recorded a year-on-year decline as a result, but it remained in line with expectations.

The year-on-year decline in insurance income was mainly due to the under-performance of investment returns.

Commercial Banking ('CMB') achieved a 34.0% increase in profit before tax to HK$2,389m. CMB's contribution to the bank's total profit before tax increased to 25.6%, up by 3.6 percentage points from the same period of 2010. Operating profit excluding loan impairment charges and other credit risk provisions was up by 30.8% to HK$1,631m.

Against a backdrop of a brisk-paced economy and buoyant consumer demand, we achieved reasonable growth driven mainly by net interest income from advances. In line with the increase in the loan portfolio both in Hong Kong and the Mainland, net interest income from advances increased by 50.4%. Non-interest income grew by 11.5% and provided the bank with a valuable source of funds to compensate for the decline in deposit-related net interest income under the low interest rate environment. At the same time, the bank achieved healthy growth in customer deposits of 10.1% compared with 31 December 2010.

Income from the corporate wealth management business increased by 8.8% and contributed 12.9% to CMB's total operating income in the first half of 2011. CMB worked to provide timely, competitive corporate wealth management products for its customers, focusing particularly on those in the top-end segment. Enriched corporate investment, insurance and treasury products were marketed to customers on various platforms to capture the shift in investment sentiment and to meet customers' yield enhancement or hedging needs.

At 30 June 2011, the number of commercial renminbi accounts exceeded 65,000, while renminbi cross-border trade-related business routed through the bank topped RMB61.2bn. As Hong Kong strengthens its role as the major offshore RMB centre, we will capitalise on our growth capabilities by further enhancing our full range of renminbi services, especially providing customised renminbi trade solutions and wealth management services, and tapping the potential of renminbi lending in Hong Kong.

Account acquisition remains an important strategy. To enhance services and convenience for our customers and referral partners, we brought to six the total number of Business Banking Centres in the first half of 2011. They are located in areas of high commercial traffic. We will increase the sales force dedicated to this business to strengthen our presence in the SME segment. New customer acquisition momentum in CMB was also strong, achieving a 59.7% increase over the same period in 2010.

The bank has an edge in cross-border transactions. The co-operation between our Hong Kong and Mainland teams and the alliance with several strategic partners on the Mainland supported customers in growing their cross-border business and the establishment of a dynamic customer referral channel.

Compared with end-2010, the Business e-Banking customer base grew by 9.3% by end-June 2011 while the year-on-year increase in the number of online business transactions grew by 15.5%.

Corporate Banking ('CIB') posted a 61.6% growth in profit before tax to HK$905m compared with the first half of 2010. Operating profit excluding loan impairment charges and other credit risk provisions was HK$859m, up 54.5%. The strong profit growth was mainly attributable to a rise in net interest income arising from an increase in the loan portfolio and moderate growth in net fee income.

CIB encountered a challenging operating environment in the first half of 2011. On the Mainland, market liquidity tightened following a number of interest rate increases and an increase in banks' deposit reserve ratio requirements. Robust loan demand prompted an increasing number of mainland enterprises to come to Hong Kong to secure loans as the market offered funding at lower cost and in larger amounts. The surge in loan demand in Hong Kong resulted in a sharp rise in the cost of acquiring customer deposits.

Against a backdrop of tightening market liquidity, CIB leveraged its strong industry knowledge, effective risk management and dedicated business teams in both Hong Kong and on the Mainland to achieve strong financial results through very selective growth in customer advances, delivering an increase of 7.9% compared with the end of December 2010. By offering total solutions to customers to meet their business needs and capitalising on our efficient cross-border relationship management system, CIB customer deposits grew by 26.8% despite fierce competition.

CIB took measures to diversify the customer advances portfolio in terms of customer, industry and currency. Anticipating continued tight Hong Kong dollar and US dollar liquidity, while the renminbi deposit base grew quickly in Hong Kong, CIB successfully made renminbi loans and will continue to explore such opportunities to achieve more balanced and sustainable growth.

Leveraging its well-established business infrastructure, CIB stepped up marketing efforts to drive growth in non-fund income from business customers, including offering a wide spectrum of services encompassing treasury, hedging, trade services, cash management, wealth management and insurance products.

Treasury ('TRY') registered a year-on-year profit before tax increase of 31.0% to HK$1,873m, while operating profit increased by 38.5% to HK$1,284m. These strong results came as net interest income growth and an increase in its share of profits from associates offset decreases in trading income and disposal gains.

Global interest rates remained at low levels and yield curves were relatively flat in the first half of 2011. Nevertheless, net interest income still increased by 69.5% to HK$1,032m, mainly due to our strategy of actively managing our balance sheet.

Trading income decreased by HK$76m, or 15.0%, to HK$430m mainly due to a decline in income from funding swaps. Foreign exchange, as well as securities and derivatives trading, on the other hand, registered strong growth, boosted mainly by rising demand for renminbi-denominated products following the further liberalisation of renminbi business in Hong Kong.

Mainland business

The bank's wholly owned subsidiary, Hang Seng Bank (China) Limited ('Hang Seng China') currently operates 11 branches and 27 sub-branches, spanning 13 cities on the Mainland. In May 2011, Hang Seng China obtained approval to establish a Huizhou sub-branch, its third cross-city sub-branch in Guangdong Province under CEPA VI. The bank has also applied to establish a branch in Xiamen.

Since the beginning of 2011, the Mainland government has launched a series of macro-economic control measures. Up to 7 July 2011, the People's Bank of China had raised the deposit reserve ratio six times and benchmark interest rates thrice.

Against a very challenging and highly competitive market environment, Hang Seng China increased its deposit base, acquired new customers, widened the loan margin and boosted other operating income.

Hang Seng China achieved these encouraging results through focused strategies. Advances to customers rose by 10.5% over the end of 2010.

To reinforce the bank's brand name and long-term commitment to the mainland market, in May Hang Seng China moved into its new headquarters located in the Hang Seng Bank Tower in Shanghai's Lujiazui financial district, which we earlier acquired for RMB510m. This marked an important milestone for us on the Mainland and demonstrated the bank's long-term commitment to providing quality wealth management services for customers there. The headquarters includes a VIP Prestige Centre.

The number of personal customers increased by 22.2% year-on-year. Targeting customers with cross-border renminbi business and trade services needs, the number of corporate customers also increased by 13.3% year-on-year. With solid growth in the customer base, total deposits increased by 20.5% compared with the end of 2010.

Total operating income rose by 43.9% over the same period last year, supported by strong growth in both net interest income and non-interest income. Driven by strong revenue growth momentum, profit before tax recorded growth of 160.1% compared with the first half of 2010.

The strategic alliance with Industrial Bank continued to support the bank's long-term growth on the Mainland. In March 2011, the bank signed a memorandum of understanding with Industrial Bank to further strengthen bilateral cooperation in various business areas. Moreover, branch-level cooperation initiatives have been launched between Hang Seng China and Industrial Bank.

Consolidated Income Statement (unaudited)
	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Interest income	9,298	7,665	8,842
Interest expense	(1,661)	(952)	(1,255)
Net interest income	7,637	6,713	7,587
Fee income	3,042	2,835	3,060
Fee expense	(506)	(466)	(532)
Net fee income	2,536	2,369	2,528
Trading income	931	890	1,169
Net income from financial
instruments designated at fair value	96	132	150
Dividend income	6	4	10
Net earned insurance premiums	6,190	6,359	4,948
Other operating income	802	636	922
Total operating income	18,198	17,103	17,314
Net insurance claims incurred and
movement in policyholders' liabilities	(6,945)	(6,749)	(5,838)
Net operating income before loan
impairment charges and
other credit risk provisions	11,253	10,354	11,476
Loan impairment charges and
other credit risk provisions	(158)	(153)	(237)
Net operating income	11,095	10,201	11,239
Employee compensation and benefits	(1,901)	(1,773)	(1,944)
General and administrative expenses	(1,582)	(1,376)	(1,541)
Depreciation of premises, plant
and equipment	(347)	(306)	(313)
Amortisation of intangible assets	(58)	(49)	(53)
Operating expenses	(3,888)	(3,504)	(3,851)
Impairment loss on intangible assets	(78)	__	__
Operating profit	7,129	6,697	7,388
Gains less losses from financial investments
and fixed assets	9	69	43
Net surplus on property revaluation	411	153	334
Share of profits from associates	1,771	1,184	1,477
Profit before tax	9,320	8,103	9,242
Tax expense	(1,263)	(1,139)	(1,289)
Profit for the period	8,057	6,964	7,953

Profit attributable to shareholders	8,057	6,964	7,953

Earnings per share (in HK$)	4.21	3.64	4.16

Details of dividends payable to shareholders of the bank attributable to the profit for the half year are set out on page 39.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:

	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2011	30 June 2010	31 December 2010

Interest income	9,159	7,526	8,702
Interest expense	(1,254)	(757)	(1,015)
Net interest income	7,905	6,769	7,687
Net interest income and expense reported as 'Net trading income'	(300)	(83)	(155)
Net interest income and expense reported as 'Net income from
financial instruments designated at fair value'	32	27	55

Consolidated Statement of Comprehensive Income (unaudited)

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Profit for the period	8,057	6,964	7,953

Other comprehensive income
Premises:
- unrealised surplus on
revaluation of premises	1,720	690	1,412
- deferred taxes	(284)	(114)	(229)
Available-for-sale investments reserve:
- fair value changes taken to/(from) equity:
-- on debt securities	342	774	__
-- on equity shares	16	(30)	25
- fair value changes transferred
(to)/from income statement:
-- on hedged items	(173)	(441)	169
-- on disposal	(10)	(72)	(33)
- share of changes in equity of associates:
-- fair value changes	(411)	108	12
- deferred taxes	95	(34)	(19)
Cash flow hedging reserve:
- fair value changes taken to equity	119	127	164
- fair value changes transferred to
income statement	(119)	(261)	(153)
- deferred taxes	__	23	(2)
Defined benefit plans:
- actuarial (losses)/gains on defined
benefit plans	(483)	(183)	194
- deferred taxes	80	30	(32)
Exchange differences on translation of:
- financial statements of overseas
branches, subsidiaries and associates	422	176	511
Others	9	13	__
Other comprehensive income for the
period, net of tax	1,323	806	2,019
Total comprehensive income
for the period	9,380	7,770	9,972

Total comprehensive income
for the period attributable to
shareholders	9,380	7,770	9,972

Consolidated Balance Sheet (unaudited)

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

ASSETS
Cash and balances with banks and
other financial institutions	42,644	30,065	44,411
Placings with and advances to banks and
other financial institutions	114,507	104,711	110,564
Trading assets	27,621	35,559	26,055
Financial assets designated at fair value	8,006	6,160	7,114
Derivative financial instruments	5,678	4,645	5,593
Advances to customers	503,645	394,110	472,637
Financial investments	210,456	247,280	199,359
Interest in associates	16,988	13,841	15,666
Investment properties	3,660	3,013	3,251
Premises, plant and equipment	16,065	12,853	14,561
Intangible assets	5,966	4,706	5,394
Other assets	17,973	14,134	12,306
Deferred tax assets	__	10	__
Total assets	973,209	871,087	916,911

LIABILITIES AND EQUITY

Liabilities
Current, savings and other deposit accounts	703,321	650,859	683,628
Deposits from banks	19,452	12,962	15,586
Trading liabilities	59,425	40,789	42,581
Financial liabilities designated at fair value	456	446	457
Derivative financial instruments	4,877	5,516	4,683
Certificates of deposit and other
debt securities in issue	8,146	1,360	3,095
Other liabilities	17,925	23,863	17,018
Liabilities to customers under
insurance contracts	69,081	59,547	64,425
Current tax liabilities	1,329	963	344
Deferred tax liabilities	3,657	2,709	3,234
Subordinated liabilities	11,865	7,853	11,848
Total liabilities	899,534	806,867	846,899

Equity
Share capital	9,559	9,559	9,559
Retained profits	46,551	40,474	42,966
Other reserves	15,462	12,084	13,854
Proposed dividends	2,103	2,103	3,633
Shareholders' funds	73,675	64,220	70,012
Total equity and liabilities	973,209	871,087	916,911

	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2011	30 June 2010	31 December 2010

Share capital
At beginning and end of period	9,559	9,559	9,559

Retained profits (including proposed dividends)
At beginning of period	46,599	41,385	42,577
Dividends to shareholders
- dividends approved in respect of the previous year	(3,633)	(3,633)	__
- dividends declared in respect of the current period	(2,103)	(2,103)	(4,206)
Transfer	128	105	113
Total comprehensive income for the period	7,663	6,823	8,115
	48,654	42,577	46,599

Other reserves
Premises revaluation reserve
At beginning of period	9,426	7,885	8,356
Transfer	(131)	(105)	(113)
Total comprehensive income for the period	1,437	576	1,183
	10,732	8,356	9,426

Available-for-sale investment reserve
At beginning of period	202	(257)	48
Transfer	(4)	__	__
Total comprehensive income for the period	(155)	305	154
	43	48	202

Cash flow hedging reserve
At beginning of period	72	174	63
Total comprehensive income for the period	__	(111)	9
	72	63	72

Foreign exchange reserve
At beginning of period	2,069	1,382	1,558
Total comprehensive income for the period	435	176	511
	2,504	1,558	2,069

Consolidated Cash Flow Statement (unaudited)

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2011	2010

Net cash outflow from operating activities	(8,739)	(33,732)

Cash flows from investing activities

Dividends received from associates	456	397
Purchase of an interest in an associate	__	(2,626)
Purchase of available-for-sale investments	(28,293)	(16,913)
Purchase of held-to-maturity debt securities	(205)	(479)
Proceeds from sale or redemption of
available-for-sale investments	34,732	23,331
Proceeds from redemption of held-to-maturity
debt securities	234	238
Proceeds from sale of loan portfolio	4,670	__
Purchase of fixed assets and intangible assets	(192)	(132)
Proceeds from sale of fixed assets and assets held for sale	1	__
Interest received from available-for-sale investments	893	783
Dividends received from available-for-sale investments	3	3
Net cash inflow from investing activities	12,299	4,602

Cash flows from financing activities

Dividends paid	(5,736)	(5,736)
Interest paid for subordinated liabilities	(82)	(29)
Repayment of subordinated liabilities	__	(2,500)
Net cash outflow from financing activities	(5,818)	(8,265)

Decrease in cash and cash equivalents	(2,258)	(37,395)

Cash and cash equivalents at 1 January	118,560	136,759
Effect of foreign exchange rate changes	1,868	1,068
Cash and cash equivalents at 30 June	118,170	100,432

Financial Review

Net interest income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Net interest income/(expense) arising from:
- financial assets and liabilities that are
not at fair value through profit and loss	7,905	6,772	7,687
- trading assets and liabilities	(300)	(83)	(155)
- financial instruments designated
at fair value	32	24	55
	7,637	6,713	7,587

Average interest-earning assets	878,514	766,382	837,959

Net interest spread	1.68%	1.72%	1.73%
Net interest margin	1.75%	1.77%	1.80%

Net interest income rose by HK$924m, or 13.8%, to HK$7,637m, on the back of the 14.6% growth in average interest earning assets, notably in trade finance, corporate and commercial and mainland lending businesses. The favourable impact on net interest income was largely offset by continued compression on asset and deposit spreads due to the persistently low interest rate environment.

Net interest margin fell by two basis points to 1.75% while net interest spread declined by four basis points to 1.68% compared with the same period last year. The reduction in net interest spread was due to narrowing deposit spreads. The average volume growth in mortgage lending offset the tighter spread in HIBOR mortgages in an intensely competitive market. Despite the growth in renminbi business, the dilutive effect of the increase in lower yielding renminbi funds placed with the local clearing bank adversely affected the net interest spread. The impressive average volume growth in corporate and commercial lending, credit cards and trade finance also helped to support net interest income revenue streams. The group also grew its life insurance fund investment portfolio and increased its interest income by 13.8% compared with the same period last year.

The contribution from net free funds grew by two basis points to seven basis points as a result of the modest increase in average market interest rates.

Compared with the second half of 2010, net interest income grew marginally by HK$50m, or 0.7%, due mainly to fewer days in the period, notwithstanding the 4.8% increase in average interest-earning assets. Net interest margin was affected by compressed deposit spreads and the lower yielding renminbi funds placed with the local clearing bank.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income', while that arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included in the HSBC Group accounts:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Net interest income	7,905	6,769	7,687
Average interest-earning assets	836,753	708,453	802,990

Net interest spread	1.84%	1.89%	1.84%
Net interest margin	1.91%	1.93%	1.90%

Net fee income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

- Stockbroking and related services	696	673	795
- Retail investment funds	551	491	548
- Structured investment products	8	11	8
- Insurance agency	123	139	117
- Account services	181	180	169
- Private banking service fee	79	63	97
- Remittances	132	122	137
- Cards	792	742	720
- Credit facilities	105	91	104
- Trade services	249	205	247
- Other	126	118	118
Fee income	3,042	2,835	3,060
Fee expense	(506))	(466))	(532))
	2,536	2,369	2,528

Net fee income increased by HK$167m, or 7.0%, to reach HK$2,536m, compared with the first half of 2010.

With the slowdown of investment market sentiment in Hong Kong, stockbroking and related services income recorded growth of 3.4%. The bank capitalised on investor appetite with the launch of timely investment fund products and grew its investment funds income by 12.2%. This included the Hang Seng Index Fund and Hang Seng China H-Share Index Leveraged 150 Fund from Hang Seng Investment Management as well as other funds issued by other providers that helped to boost sales and turnover. Private banking service fee income rose by 25.4%.

Card service fee income was 6.7% higher than the same period last year, attributable to the growth in average card balances. The bank's effective loyalty scheme and card utilisation promotions helped drive up card spending. The increase in card income was also supported by year-on-year increases of 14.7% in the number of cards in circulation and 17.5% in cardholder spending.

In line with the robust performance of external trade and the expansion of cross-border renminbi trade settlement, income from trade services and remittances registered growth of 21.5% and 8.2% respectively. Fee income from account services and credit facilities also increased.

Compared with the second half of 2010, net fee income remained broadly at the same level. The increase in card service fee income was offset by the fall in stockbroking and related services income which recorded strong growth in the second half of 2010 on the back of the rebound in equity markets.

Trading income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Trading income:
- foreign exchange	788	880	888
- securities, derivatives and
other trading activities	143	10	281
	931	890	1,169

Trading income grew by HK$41m, or 4.6%, to HK$931m compared with the first half of 2010. Foreign exchange income decreased by 10.5%, mainly due to the decrease in net interest income from funding swapsW. Normal foreign exchange trading, however, grew strongly by 22.4%, as part of the bank's efforts to meet the growing demand for renminbi-denominated products.

Income from securities, derivatives and other trading activities grew by HK$133m, reflecting an improvement in interest rate derivative trading.

WTreasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS 39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net income from financial instruments designated at fair value

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Net income on assets designated at fair value which back insurance and investment contracts	96	147	150
Net change in fair value of other financial instruments designated at fair value	__	(15)	__
	96	132	150

Net income from financial instruments designated at fair value decreased by HK$36m, or 27.3%, reflecting the fair value changes of assets supporting the linked insurance contracts and reported in 'net income from financial instruments designated at fair value' with offsetting movements in the value of these contracts reported in 'net insurance claims incurred and movement in policyholders' liabilities'.

Other operating income
	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Rental income from
investment properties	84	78	77
Movement in present value
of in-force long-term
insurance business	639	467	659
Other	79	91	186
	802	636	922

Other operating income rose by HK$166m, or 26.1%, to HK$802m compared with the first half of 2010. The movement in present value of in-force long-term insurance business increased by 36.8%, the net effect of higher sales in 2011 compared with the first half of 2010, a refinement of the calculation of the PVIF asset during the period and the unfavourable experience variance of the investment return assumption.

Analysis of income from wealth management business

Half-year ended		Half-year ended	Half-year ended
30 June		30 June	31 December
Figures in HK$m	2011	2010	2010

Investment income:
- retail investment funds	551	491	548
- structured investment productsW	308	239	209
- private banking service feeWW	100	80	116
- stockbroking and related services	696	673	795
- margin trading and others	56	72	57
	1,711	1,555	1,725
Insurance income:
- life insurance	1,064	1,197	1,085
- general insurance and others	185	173	169
	1,249	1,370	1,254
Total	2,960	2,925	2,979

W Income from structured investment products includes income reported under net fee income on the sales of structured investment products issued by other providers. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

WW Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

The wealth management business continued to make a major contribution to the bank's income, achieving a steady growth of 1.2% compared with the first half 2010. Investment income increased by 10.0% as opposed to the 8.8% fall in insurance income.

Leveraging the open architecture of the bank's wealth management platform, income from retail investment funds rose by 12.2%, supported by a wide variety of investment funds to meet the various risk appetites of investors. These included funds from Hang Seng Investment Management and other providers. Throughout the first half, the bank continued to distribute competitive structured products to broaden the range of investment options available to customers, with structured investment products income growing by 28.9%, mainly from sales of equity-linked instruments. Stockbroking and related services income registered stable growth of 3.4% as equity markets remained difficult in the second quarter of 2011.

Private banking service fee income increased by 25.0% compared with the first half of 2010.

Life insurance income fell by HK$133m, or 11.1%, to HK$1,064m. During the first half of 2011, the bank continued to launch new products catering for customers' investment and protection needs. This included the launch of the 'RewardYou Life Insurance Plan' and '3-Year Target Life Insurance Plan' which were well received. Total policies in-force increased by 8.1%.

Net interest income and fee income from the life insurance funds investment portfolio grew by 10.9%, as a result of the growth in the size of the portfolio. Investment returns on life insurance funds declined by 63.9%, reflecting changes in the fair value of assets supporting linked insurance contracts and reported under 'net income from financial instruments designated at fair value', with offsetting movements in policyholders' liabilities.

The movement in present value of in-force long-term insurance business increased by 36.8%, representing the net effect of higher sales in 2011 compared with the first half of 2010, a refinement of the calculation of the PVIF asset during the period and the unfavourable experience variance of the investment return assumption.

General insurance income increased by 6.9% to HK$185m.

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Life insurance:
- net interest income and fee income	1,267	1,142	1,240
- investment returns on life insurance
funds	35	97	190
- net earned insurance premiums	6,022	6,189	4,777
- net insurance claims incurred and
movement in policyholders’ liabilitiesW	(6,899)	(6,698)	(5,781)
- movement in present value of in-force
long-term insurance business	639	467	659
	1,064	1,197	1,085
General insurance and others	185	173	169
Total	1,249	1,370	1,254

W Including premium and investment reserves

Loan impairment charges and other credit risk provisions

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Loan impairment charges:
- individually assessed	(18)	(77)	(109)
- collectively assessed	(140)	(76)	(128)
	(158)	(153)	(237)
Of which:
- new and additional	(396)	(281)	(328)
- releases	204	98	59
- recoveries	34	30	32
	(158)	(153)	(237)

Other credit risk provisions	__	__	__

Loan impairment charges and other
credit risk provisions	(158)	(153)	(237)

Loan impairment charges and other credit risk provisions rose slightly by HK$5m year-on-year to HK$158m.

Individually assessed provisions fell by HK$59m, or 76.6%, mainly due to higher releases from commercial and corporate banking customers in the first half of 2011 as economic conditions continued to improve together with the bank's good risk management control.

Collectively assessed provisions rose by HK$64m, due largely to the rise in impairment allowances for loans not individually identified as impaired. Impairment provisions for credit card portfolios were lower due to the fall in credit card delinquencies.

Operating expenses

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Employee compensation and benefits:
- salaries and other costs	1,742	1,639	1,809
- retirement benefit costs	159	134	135
	1,901	1,773	1,944
General and administrative expenses:
- rental expenses	245	227	237
- other premises and equipment	458	428	474
- marketing and advertising expenses	266	234	236
- other operating expenses	613	487	594
	1,582	1,376	1,541
Depreciation of business premises
and equipment	347	306	313
Amortisation of intangible assets	58	49	53
	3,888	3,504	3,851

Cost efficiency ratio	34.6%	33.8%	33.6%

	At 30 June	At 30 June	At 31 December
Staff numbersW by region	2011	2010	2010
Hong Kong	8,145	7,933	7,960
Mainland	1,662	1,497	1,623
Others	58	58	59
Total	9,865	9,488	9,642
W Full-time equivalent

Operating expenses rose by HK$384m, or 11.0%, compared with the first half of 2010, reflecting the bank's continued investments to support business growth and capture business opportunities while continuing to carefully manage costs. Excluding the mainland business, operating expenses rose by 9.4%. Compared with the second half of 2010, operating expenses were maintained broadly at the same level.

Employee compensation and benefits increased by HK$128m, or 7.2%. Salaries and other costs rose by 6.3%, reflecting the combined effects of annual salary rises and the higher average headcount. General and administrative expenses were up 15.0%, largely attributable to the rise in processing charges and marketing expenditure as we conducted more branding and promotional activities during the period to support business growth. Rental expenses rose due to higher rents for branches in Hong Kong as well as new branches on the Mainland. Depreciation charges were up 13.4%, reflecting higher depreciation charges on business premises following upward property revaluation in Hong Kong.

The group's number of full-time equivalent staff rose by 223 compared with the 2010 year-end - mainly in frontline and support areas. Headcount for the mainland operations also rose compared with the last year-end as a result of the expansion of Hang Seng China's mainland business. The cost efficiency ratio for the first half of 2011 was 34.6%, compared with 33.8% for the first half of 2010, due primarily to the increase in operating expenses. Compared with the second half of 2010, the cost efficiency ratio rose by one percentage point.

Gains less losses from financial investments and fixed assets

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Net gains from disposal of
available-for-sale equity securities	8	10	__
Net gains from disposal of
available-for-sale debt securities	2	62	33
Impairment of available-for-sale
equity securities	__	__	__
Gains less losses on disposal of
assets held for sale	__	__	12
Gains less losses on disposal of
fixed assets	(1)	(3)	(2)
	9	69	43

Gains less losses from financial investments and fixed assets amounted to HK$9m - a decrease of HK$60m compared with the first half of 2010. Net gains from disposal of available-for-sale equity securities fell by HK$2m, or 20.0%.

Tax expense

Taxation in the consolidated income statement represents:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2011	2010	2010

Current tax - provision for
Hong Kong profits tax
Tax for the period	995	933	1,034
Adjustment in respect of
prior periods	__	(19)	__

Current tax - taxation outside
Hong Kong
Tax for the period	57	39	(1)

Deferred tax
Origination and reversal of
temporary differences	211	186	256
Total tax expense	1,263	1,139	1,289

The current tax provision is based on the estimated assessable profit for the first half of 2011, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5% (the same as in 2010). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Earnings per share

The calculation of earnings per share for the first half of 2011 is based on earnings of HK$8,057m (HK$6,964m and HK$7,953m for the first and second halves of 2010 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2010).

Dividends per share

	Half-year ended		Half-year ended		Half-year ended
		30 June		30 June	31 December
		2011		2010		2010
	HK$	HK$m	HK$	HK$m	HK$	HK$m
	per share		per share		per share

First interim	1.10	2,103	1.10	2,103	__	__
Second interim	1.10	2,103	1.10	2,103	__	__
Third interim	__	__	__	__	1.10	2,103
Fourth interim	__	__	__	__	1.90	3,633
	2.20	4,206	2.20	4,206	3.00	5,736

Segmental analysis

The group's business comprises five customer groups. To be consistent with the way in which information is reported internally for the purposes of resource allocation and performance assessment, the group identified the following five reportable segments:

•
 Retail Banking and Wealth Management provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers.

•	Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services.
•	Corporate Banking handles relationships with large corporate and institutional customers
•
 Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities.

•	'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

(a) Segmental result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected in other operating income for the 'Other' customer group and total operating expenses for the respective customer groups.

Profit before tax contributed by the customer groups for the periods stated is set out in the table below. More customer group analysis and discussion is set out in the 'Customer group performance' section on page 14.

	Retail Banking					Total
	and Wealth	Commercial	Corporate			reportable
Figures in HK$m	Management	Banking	Banking	Treasury	Other	segments

Half-year ended 30 June 2011

Profit before tax	3,457	2,389	905	1,873	696	9,320
Share of profit before tax	37.1%	25.6%	9.7%	20.1%	7.5%	100.0%

Half-year ended 30 June 2010

Profit before tax	3,937	1,783	560	1,430	393	8,103
Share of profit before tax	48.6%	22.0%	6.9%	17.6%	4.9%	100.0%

Half-year ended 31 December 2010

Profit before tax	3,935	1,965	706	1,931	705	9,242
Share of profit before tax	42.6%	21.3%	7.6%	20.9%	7.6%	100.0%

(b) Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

			Mainland
Figures in HK$m	Hong Kong	Americas	and others	Total

Half-year ended 30 June 2011

Income and expense
Total operating income	16,757	656	785	18,198
Profit before tax	6,928	641	1,751	9,320
At 30 June 2011

Total assets	785,812	64,145	123,252	973,209
Total liabilities	823,623	1,860	74,051	899,534
Interest in associates	1,156	__	15,832	16,988
Non-current assetsW	24,721	__	970	25,691

Half-year ended 30 June 2010

Income and expense
Total operating income	16,095	440	568	17,103
Profit before tax	6,479	425	1,199	8,103
At 30 June 2010

Total assets	737,526	63,322	70,239	871,087
Total liabilities	765,674	1,403	39,790	806,867
Interest in associates	946	__	12,895	13,841
Non-current assetsW	20,266	__	306	20,572

Half-year ended 31 December 2010

Income and expense
Total operating income	16,029	607	678	17,314
Profit before tax	7,243	571	1,428	9,242
At 31 December 2010

Total assets	752,206	68,216	96,489	916,911
Total liabilities	786,304	1,187	59,408	846,899
Interest in associates	989	__	14,677	15,666
Non-current assetsW	22,262	__	944	23,206
W Non-current assets consist of properties, plant and equipment, goodwill and other intangible assets.

Cash and balances with banks and other financial institutions

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Cash in hand	7,190	3,992	6,101
Balances with central banks	7,835	9,404	6,591
Balances with banks and
other financial institutions	27,619	16,669	31,719
	42,644	30,065	44,411

Placings with and advances to banks and other financial institutions

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Placings with and advances to banks
and other financial institutions
maturing within one month	74,083	57,557	56,437
Placings with and advances to banks
and other financial institutions
maturing after one month
but less than one year	38,829	47,154	53,659
Placings with and advances to banks
and other financial institutions
maturing after one year	1,595	__	468
	114,507	104,711	110,564

Trading assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Treasury bills	20,143	30,156	20,204
Certificates of deposit	435	__	18
Other debt securities	6,679	4,203	5,101
Debt securities	27,257	34,359	25,323
Equity shares	15	__	8
Total trading securities	27,272	34,359	25,331
OtherW	349	1,200	724
Total trading assets	27,621	35,559	26,055

Debt securities:
- listed in Hong Kong	4,099	3,043	3,876
- listed outside Hong Kong	107	109	170
	4,206	3,152	4,046
- unlisted	23,051	31,207	21,277
	27,257	34,359	25,323
Equity shares:
- listed in Hong Kong	15	__	8

Total trading securities	27,272	34,359	25,331

Debt securities:
Issued by public bodies:
- central governments and central banks	24,554	34,043	24,905
- other public sector entities	99	85	101
	24,653	34,128	25,006
Issued by other bodies:
- banks	1,003	118	149
- corporate entities	1,601	113	168
	2,604	231	317
	27,257	34,359	25,323
Equity shares:
Issued by corporate entities	15	__	8
Total trading securities	27,272	34,359	25,331

W This represents the amount receivable from counterparties on trading transactions not yet settled.

Financial assets designated at fair value

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Certificates of deposit	1	10	__
Other debt securities	4,104	4,569	4,440
Debt securities	4,105	4,579	4,440
Equity shares	559	137	583
Investment funds	3,342	1,444	2,091
	8,006	6,160	7,114
Debt securities:
- listed in Hong Kong	11	3	11
- listed outside Hong Kong	181	195	184
	192	198	195
- unlisted	3,913	4,381	4,245
	4,105	4,579	4,440
Equity shares:
- listed in Hong Kong	559	137	583

Investment funds:
- listed in Hong Kong	23	20	23
- listed outside Hong Kong	80	57	65
	103	77	88
- unlisted	3,239	1,367	2,003
	3,342	1,444	2,091

	8,006	6,160	7,114
Debt securities:
Issued by public bodies:
- central governments and central banks	145	151	148
- other public sector entities	54	138	105
	199	289	253
Issued by other bodies:
- banks	3,831	4,165	4,113
- corporate entities	75	125	74
	3,906	4,290	4,187
	4,105	4,579	4,440
Equity shares:
Issued by banks	66	25	69
Issued by public sector entities	15	__	15
Issued by corporate entities	478	112	499
	559	137	583
Investment funds:
Issued by banks	2,094	1,367	2,004
Issued by corporate entities	1,248	77	87
	3,342	1,444	2,091

	8,006	6,160	7,114

Advances to customers

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Gross advances to customers	505,346	395,935	474,473
Less:
Loan impairment allowances:
- individually assessed	(979)	(1,099)	(1,118)
- collectively assessed	(722)	(726)	(718)
	503,645	394,110	472,637

Loan impairment allowances against advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2011	1,118	718	1,836
Amounts written off	(170)	(157)	(327)
Recoveries of advances
written off in previous years	13	21	34
New impairment allowances
charged to income statement	145	251	396
Impairment allowances released
to income statement	(127)	(111)	(238)
Unwinding of discount of loan
impairment allowances
recognised as 'interest income'	(4)	(2)	(6)
Exchange	4	2	6
At 30 June 2011	979	722	1,701

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June	At 30 June	At 31 December
	2011	2010	2010
	%	%	%

Loan impairment allowances:
- individually assessed	0.19	0.28	0.24
- collectively assessed	0.14	0.18	0.15
Total loan impairment allowances	0.33	0.46	0.39

Total loan impairment allowances as a percentage of gross advances to customers was 0.33% at 30 June 2011 - six basis points lower than at the end of 2010. Individually assessed and collectively assessed allowances as a percentage of gross advances fell by five basis points to 0.19% and by one basis point to 0.14% respectively, reflecting the improved credit quality and the bank's good credit risk management control.

Impaired advances and allowances

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Gross impaired advances	1,639	2,429	1,990
Individually assessed allowances	(979))	(1,099))	(1,118)
	660	1,330	872

Individually assessed allowances
as a percentage of
gross impaired advances	59.7%	45.2%	56.2%

Gross impaired advances
as a percentage of gross
advances to customers	0.3%	0.6%	0.4%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired advances declined by HK$351m, or 17.6%, to HK$1,639m compared with the year-end of 2010, with the downgrade of certain commercial banking accounts more than offset by the write-off of irrecoverable balances against impairment allowances and customer repayments. Gross impaired advances as a percentage of gross advances to customers stood at 0.3% - an improvement of 0.1 percentage point compared with the year-end of 2010.

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Gross individually assessed
impaired advances	1,549	2,280	1,886
Individually assessed allowances	(979))	(1,099))	(1,118)
	570	1,181	768

Gross individually assessed
impaired advances
as a percentage of
gross advances to customers	0.3%	0.6%	0.4%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired advances to customers	422	862	682

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance has been included.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2011		2010		2010
	HK$m	%	HK$m	%	HK$m	%

Gross advances to customers
which have been overdue
with respect to either principal
or interest for periods of:
- more than three months but
not more than six months	120	__	179	0.1	137	__
- more than six months but
not more than one year	131	__	164	__	89	__
- more than one year	871	0.2	1,055	0.3	1,147	0.3
	1,122	0.2	1,398	0.4	1,373	0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances decreased by HK$251m, or 18.3%, to HK$1,122m compared with the last year-end. Overdue advances as a percentage of gross advances to customers stood at 0.2%.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2011		2010		2010
	HK$m	%	HK$m	%	HK$m	%
Rescheduled advances
to customers	169	__	258	0.1	194	__

Rescheduled advances are those advances that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve granting concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances.

Rescheduled advances decreased by HK$25m, or 12.9%, to HK$169m at 30 June 2011, representing 0.03% of gross advances to customers. The improvement was due mainly to the upgrade and repayments of customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty.

Figures in HK$m	At 30 June 2011
	Gross advances to customers	Individually impaired advances to customers	Overdue advances to customers	Individually assessed allowances	Collectively assessed allowances

Hong Kong	405,258	1,264	969	830	530
Rest of Asia-Pacific	93,807	273	151	142	177
Others	6,281	12	2	7	15
	505,346	1,549	1,122	979	722

Figures in HK$m	At 30 June 2010
	Gross advances to customers	Individually impaired advances to customers	Overdue advances to customers	Individually assessed allowances	Collectively assessed allowances

Hong Kong	350,711	1,707	1,025	921	609
Rest of Asia-Pacific	37,170	547	370	176	101
Others	8,054	26	3	2	16
	395,935	2,280	1,398	1,099	726

Figures in HK$m	At 31 December 2010
	Gross advances to customers	Individually impaired advances to customers	Overdue advances to customers	Individually assessed allowances	Collectively assessed allowances

Hong Kong	392,836	1,452	1,112	838	545
Rest of Asia-Pacific	76,308	345	257	234	162
Others	5,329	89	4	46	11
	474,473	1,886	1,373	1,118	718

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

	At 30 June	At 30 June	At 31 December
	2011	2010	2010
Figures in HK$m		(restated)	(restated)

Gross advances to customers for
use in Hong Kong

Industrial, commercial and
financial sectors
Property development	30,626	22,780	32,430
Property investment	103,977	86,440	100,023
Financial concerns	3,347	2,804	2,907
Stockbrokers	180	2,646	165
Wholesale and retail trade	13,129	9,993	11,339
Manufacturing	16,217	14,069	14,628
Transport and transport equipment	6,889	4,918	7,546
Recreational activities	829	37	532
Information technology	1,851	1,227	1,957
Other	22,023	23,879	20,177
	199,068	168,793	191,704
Individuals
Advances for the purchase of flats under
the Government Home Ownership
Scheme, Private Sector Participation
Scheme and Tenants Purchase Scheme	14,471	14,179	14,834
Advances for the purchase of other
residential properties	105,841	102,566	112,394
Credit card advances	16,362	14,289	15,735
Other	14,610	13,363	13,776
	151,284	144,397	156,739
Total gross advances for
use in Hong Kong	350,352	313,190	348,443
Trade finance	80,223	29,319	63,660
Gross advances for
use outside Hong Kong	74,771	53,426	62,370
Gross advances to customers	505,346	395,935	474,473

Gross advances to customers grew by HK$30.9bn, or 6.5%, to HK$505.3bn compared with the end of 2010.

Loans for use in Hong Kong increased by HK$1.9bn, or 0.5%. Lending to the industrial, commercial and financial sectors grew by 3.8%. Lending to the property investment and financial concerns (including financial vehicles) sectors grew by 4.0% and 15.1% respectively while lending to property development fell by 5.6%, due mainly to repayments by large corporate customers. The bank was an active participant in Hong Kong government-organised schemes to support SMEs, and recorded loan growth of 15.8% to the wholesale and retail trade sector and 10.9% to manufacturing. Growth in lending to 'Other' was attributable to certain new working capital financing for large corporate customers.

Lending to individuals decreased by 3.5% against the last year-end. Residential mortgage lending to individuals declined by 5.8%, as a result of the bank's focus towards prime-based mortgage lending. The decrease was also affected by the intense market competition and new government measures to cool the property market. Credit card advances grew by 4.0%, supported by a year-on-year rise of 14.7% in the number of cards in circulation and a 17.5% increase in cardholder spending. Other loans to individuals were up 6.1%, reflecting the bank's successful efforts to prudently expand personal lending.

Riding on recovering global demand and a rebound in export markets, the bank grew trade finance lending by 26.0%. Commercial Banking strengthened its cross-border service proposition to offer a full range of renminbi commercial banking services and to serve the growing demand from customers for renminbi-related financial solutions as well as trade refinancing lending to other banks on the Mainland.

Loans for use outside Hong Kong rose by 19.9%, compared with the end of 2010, driven largely by lending on the Mainland. The mainland loan portfolio increased by 10.5% to HK$40.2bn, underpinned by the expansion of renminbi lending to corporate borrowers. The group remained vigilant in assessing credit risk in increasing lending on the Mainland.

Financial investments

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Available-for-sale at fair value:
- debt securities	151,851	193,786	142,732
- equity shares	300	301	326
Held-to-maturity debt securities
at amortised cost	58,305	53,193	56,301
	210,456	247,280	199,359

Fair value of held-to-maturity debt securities	61,976	56,328	58,327

Treasury bills	30,533	62,962	18,010
Certificates of deposit	8,150	7,005	6,713
Other debt securities	171,473	177,012	174,310
Debt securities	210,156	246,979	199,033
Equity shares	300	301	326
	210,456	247,280	199,359

Debt securities:
- listed in Hong Kong	17,247	9,168	9,783
- listed outside Hong Kong	58,373	73,831	67,139
	75,620	82,999	76,922
- unlisted	134,536	163,980	122,111
	210,156	246,979	199,033
Equity shares:
- listed in Hong Kong	53	45	47
- listed outside Hong Kong	23	58	64
	76	103	111
- unlisted	224	198	215
	300	301	326
	210,456	247,280	199,359

Fair value of listed financial investments	76,347	83,561	77,403

Debt securities:
Issued by public bodies:
- central governments and central banks	63,135	78,730	39,007
- other public sector entities	27,592	20,947	23,041
	90,727	99,677	62,048
Issued by other bodies:
- banks	101,455	129,462	119,300
- corporate entities	17,974	17,840	17,685
	119,429	147,302	136,985
	210,156	246,979	199,033
Equity shares:
Issued by corporate entities	300	301	326
	210,456	247,280	199,359

Debt securities by rating agency designation

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

AAA	80,402	87,424	79,046
AA- to AA+	73,951	94,497	59,924
A- to A+	50,869	59,869	54,927
B+ to BBB+	3,930	2,048	3,072
B and lower	__	__	__
Unrated	1,004	3,141	2,064
	210,156	246,979	199,033

Financial investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time.

Available-for-sale investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premiums and discounts.

Financial investments rose by HK$11.1bn, or 5.6%, compared with the last year-end. Investments were primarily in high-quality debt securities or debt securities guaranteed by governments, reflecting the bank's strategy of identifying quality investment opportunities that enable it to optimise returns while prudently managing risk. At 30 June 2011, 99.5% of the group's holdings of debt securities were assigned investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and are guaranteed by their corresponding holding companies. These notes rank equally with all of the respective guarantor's other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets such as collateralised debt obligations, mortgage-backed securities and other asset-backed securities.

Interest in associates

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Share of net assets	16,454	13,310	15,119
Intangibles	70	94	84
Goodwill	464	437	463
	16,988	13,841	15,666

Interest in associates rose by HK$1,322m, due mainly to the increase in the bank's share of net assets of Industrial Bank.

Intangible assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Present value of in-force long-term
insurance business	5,232	3,933	4,593
Internally developed software	363	408	429
Acquired software	42	36	43
Goodwill	329	329	329
	5,966	4,706	5,394

Other assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Items in the course of collection
from other banks	8,865	5,393	4,673
Prepayments and accrued income	2,675	2,160	2,259
Assets held for sale
- Repossessed assets	12	19	12
- Other assets held for sale	217	18	206
Acceptances and endorsements	4,393	4,662	3,751
Retirement benefit assets	89	77	95
Other accounts	1,722	1,805	1,310
	17,973	14,134	12,306

Current, savings and other deposit accounts

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Current, savings and
other deposit accounts:
- as stated in consolidated
balance sheet	703,321	650,859	683,628
- structured deposits reported as
trading liabilities	25,393	17,499	20,852
	728,714	668,358	704,480
By type:
- demand and current accounts	56,315	54,432	59,116
- savings accounts	452,158	426,942	466,158
- time and other deposits	220,241	186,984	179,206
	728,714	668,358	704,480

Certificates of deposit and other debt securities in issue

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated
balance sheet	8,146	1,360	3,095
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	3,903	2,508	2,738
	12,049	3,868	5,833

By type:
- certificates of deposit in issue	8,146	1,574	3,121
- other debt securities in issue	3,903	2,294	2,712
	12,049	3,868	5,833

Customer deposits and certificates of deposit and other debt securities in issue stood at HK$740.8bn at 30 June 2011 - a rise of 4.3% from the end of 2010. Higher growth was recorded in time deposits but partly offset by the fall in savings balances. Structured deposits and other structured certificates of deposit and other debt securities in issue increased, due primarily to a total amount of US$500m US dollar certificates of deposit issued during the first half of 2011.Deposits with Hang Seng China also rose by 20.5%, driven mainly by renminbi deposits.

Trading liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Structured certificates of deposit and
other debt securities in issue	3,903	2,508	2,738
Structured deposits	25,393	17,499	20,852
Short positions in securities and others	30,129	20,782	18,991
	59,425	40,789	42,581

Other liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Items in the course of transmission
to other banks	6,622	12,540	7,208
Accruals	2,409	1,930	2,385
Acceptances and endorsements	4,393	4,662	3,751
Retirement benefit liabilities	2,232	1,903	1,718
Other	2,269	2,828	1,956
	17,925	23,863	17,018

Subordinated liabilities

		At 30 June	At 30 June	At 31 December
Figures in HK$m		2011	2010	2010

Nominal value	Description

Amount owed to third parties

US$450m	Callable floating rate
	subordinated notes
	due July 2016W	3,501	3,498	3,495

US$300m	Callable floating rate
	subordinated notes
	due July 2017	2,333	2,331	2,328

Amount owed to HSBC Group undertakings

US$260m	Callable floating rate
	subordinated loan debt	__	2,024	__
	due December 2015WW

US$775m	Floating rate
	subordinated loan debt
	due December 2020WW	6,031	__	6,025
		11,865	7,853	11,848
Representing:
- measured at amortised cost		11,865	7,853	11,848
- designated at fair value		__	__	__
		11,865	7,853	11,848

WAfter the period under review, the bank redeemed all the US$450m floating rate subordinated notes due 2016 at par on 6 July 2011.

WWThe bank  exercised its option to redeem this subordinated loan debt at par of US$260m and replenished it by a new issue of US$775m subordinated loan debt in December 2010.

The outstanding subordinated notes, which qualify as supplementary capital, serve to help the bank maintain a more balanced capital structure and support business growth.

Shareholders' funds

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Share capital	9,559	9,559	9,559
Retained profits	46,551	40,474	42,966
Premises revaluation reserve	10,732	8,356	9,426
Cash flow hedging reserve	72	63	72
Available-for-sale investment reserve	43	48	202
Capital redemption reserve	98	99	99
Other reserves	4,517	3,518	4,055
Total reserves	62,013	52,558	56,820
	71,572	62,117	66,379
Proposed dividends	2,103	2,103	3,633
Shareholders' funds	73,675	64,220	70,012

Return on average shareholders' funds	22.7%	22.8%	23.5%

Shareholders' funds (excluding proposed dividends) grew by HK$5,193m, or 7.8%, to HK$71,572m at 30 June 2011. Retained profits rose by HK$3,585m, mainly reflecting the growth in attributable profit (excluding first and second interim dividends) during the period. The premises revaluation reserve increased by HK$1,306m on the back of continued robust growth in the property market during the first half of 2011.

The available-for-sale investment reserve showed a surplus of HK$43m compared with a surplus of HK$202m at the year-end of 2010. The group assessed that there were no impaired debt securities during the period and, accordingly, no impairment loss has been recognised.

The return on average shareholders' funds was 22.7%, compared with 22.8% and 23.5% for the first and second halves of 2010 respectively.

There was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank's securities during the first half of 2011. After the period under review, the bank redeemed all the US$450m floating rate subordinated notes due 2016 at par on 6 July 2011.

Capital resources management

Analysis of capital base and risk-weighted assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Core capital:
Paid-up ordinary share capital	9,559	9,559	9,559

- Reserves per balance sheet	62,013	52,558	56,820
- Unconsolidated subsidiaries	(6,882)	(5,629)	(6,268)
- Cash flow hedging reserve	(72)	(63)	(72)
- Regulatory reserve	(2,889)	(1,254)	(1,654)
- Reserves arising from revaluation of
property and unrealised gains on
available-for-sale equities and debt securities	(15,136)	(12,435)	(13,585)
- Own credit spread	__	__	__
Total reserves included in core capital	37,034	33,177	35,241

- Goodwill and intangible assets	(939)	(972)	(1,019)
- 50% of unconsolidated investments	(10,693)	(8,822)	(9,725)
- 50% of securitisation positions and
other deductions	(158)	(264)	(158)
Deductions	(11,790)	(10,058)	(10,902)

Total core capital	34,803	32,678	33,898

Supplementary capital:
- Term subordinated debt	11,865	7,893	11,848
- Property revaluation reserves 1	5,894	5,894	5,894
- Available-for-sale investments
revaluation reserves 2	226	478	396
- Regulatory reserve 3	318	138	182
- Collective impairment allowances 3	77	75	77
- Excess impairment allowances over
expected losses 4	1,373	__	306
Supplementary capital before deductions	19,753	14,478	18,703

- 50% of unconsolidated investments	(10,693)	(8,822)	(9,725)
- 50% of securitisation positions and
other deductions	(158)	(264)	(158)
Deductions	(10,851)	(9,086)	(9,883)

Total supplementary capital	8,902	5,392	8,820

Capital base	43,705	38,070	42,718

Risk-weighted assets
- Credit risk	279,207	255,927	274,969
- Market risk	2,099	1,405	1,615
- Operational risk	36,137	37,576	36,853
	317,443	294,908	313,437

Capital adequacy ratio	13.8%	12.9%	13.6%
Core capital ratio	11.0%	11.1%	10.8%

Reserves and deductible items
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2011	2010	2010

Published reserves	34,309	30,955	31,741
Profit and loss account	2,725	2,222	3,500
Total reserves included in core capital	37,034	33,177	35,241

Total of items deductible 50% from core capital
and 50% from supplementary capital	21,702	18,172	19,766

1 Includes the revaluation surplus on investment properties which is reported as part of retained profits and adjustments made in accordance with Banking (Capital) rules.

2 Includes adjustments made in accordance with Banking (Capital) rules.

3 Total regulatory reserve and collective impairment allowances are apportioned between the standardised approach and internal ratings-based approach in accordance with Banking (Capital) rules. Those apportioned to the standardised approach are included in supplementary capital. Those apportioned to the internal ratings-based approach are excluded from supplementary capital.

4 Excess impairment allowances over expected losses are applicable to non-securitisation exposures calculated by using the internal ratings-based approach.

Capital ratios at 30 June 2011 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') issued by the Hong Kong Monetary Authority ('HKMA') under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II, which came into effect on 1 January 2007. The bank used the advanced internal ratings-based approach to calculate its credit risk exposure which was approved by the HKMA effective 1 January 2009. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively.

At 30 June 2011, the capital adequacy ratio and core capital ratio were 13.8% and 11.0% respectively, compared with 13.6% and 10.8% at the year-end of 2010.

Capital adequacy and core capital ratios rose slightly by 0.2 percentage point, mainly due to profit growth after accounting for dividends in the first half of the year, partly offset by the increase in risk-weighted assets.

The basis of consolidation for the calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment cost of these unconsolidated regulated financial entities is deducted from the capital base.

To satisfy the provisions of the Hong Kong Banking Ordinance and regulatory requirements for prudential supervision purposes, the group has earmarked a regulatory reserve from retained profits. In accordance with updated guidance from the HKMA, the regulatory reserve has been increased to HK$2,889m (HK$1,254m and HK$1,654m at 30 June 2010 and 31 December 2010 respectively).

Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
	2011	2010	2010
The Bank and its subsidiaries
designated by the HKMA	33.3%	42.0%	34.1%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Half-year ended		Half-year ended
	30 June	30 June
Figures in HK$m	2011	2010

Operating profit	7,129	6,697
Net interest income	(7,637)	(6,713)
Dividend income	(6)	(4)
Loan impairment charges and other credit risk provisions	158	153
Impairment loss of intangible assets	78	__
Depreciation	347	306
Amortisation of intangible assets	58	49
Amortisation of available-for-sale investments	(15)	68
Amortisation of held-to-maturity debt securities	2	2
Advances written off net of recoveries	(293)	(283)
Interest received	8,784	7,090
Interest paid	(1,772)	(943)
Operating profit before changes in working capital	6,833	6,422
Change in treasury bills and certificates of deposit
with original maturity more than three months	(13,198)	(9,028)
Change in placings with and advances to banks
maturing after one month	15,298	(19,182)
Change in trading assets	(18,327)	6,367
Change in financial assets designated at fair value	106	189
Change in derivative financial instruments	109	1,670
Change in advances to customers	(35,547)	(49,359)
Change in other assets	(10,422)	(12,352)
Change in financial liabilities designated at fair value	__	(2)
Change in current, savings and other deposit accounts	19,693	14,490
Change in deposits from banks	3,866	8,091
Change in trading liabilities	16,844	2,398
Change in certificates of deposit and other debt securities in issue	5,051	(466)
Change in other liabilities	5,300	17,672
Elimination of exchange differences and other non-cash items	(4,290)	(605)
Cash used in operating activities	(8,684)	(33,695)
Taxation paid	(55)	(37)
Net cash outflow from operating activities	(8,739)	(33,732)

(b) Analysis of the balances of cash and cash equivalents
	At 30 June	At 30 June
Figures in HK$m	2011	2010

Cash and balances with banks and
other financial institutions	42,644	30,065
Placings with and advances to banks and other
financial institutions maturing within one month	71,528	55,784
Treasury bills	3,998	13,851
Certificates of deposit	__	732
	118,170	100,432

Contingent liabilities, commitments and derivatives
		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 30 June 2011

Direct credit substitutes	4,856	4,711	3,387
Transaction-related contingencies	462	58	32
Trade-related contingencies	11,064	1,115	660
Forward asset purchases	49	49	49
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable W	30,334	15,289	6,213
- unconditionally cancellable	218,351	72,752	23,080
	265,116	93,974	33,421
Exchange rate contracts:
Spot and forward foreign exchange	505,747	2,993	1,906
Other exchange rate contracts	92,518	2,489	1,621
	598,265	5,482	3,527
Interest rate contracts:
Interest rate swaps	361,412	2,744	969
Other interest rate contracts	__	__	__
	361,412	2,744	969

Other derivative contracts	11,172	719	238

W The contract amounts for undrawn formal standby facilities, credit lines and other commitments to lend with original maturity of 'not more than one year' and 'more than one year' were HK$11,109m and HK$19,225m respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 30 June 2010

Direct credit substitutes	3,377	3,246	2,182
Transaction-related contingencies	889	540	389
Trade-related contingencies	10,897	3,061	1,736
Forward asset purchases	44	44	44
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	31,767	16,115	7,736
- unconditionally cancellable	168,893	57,439	16,463
	215,867	80,445	28,550
Exchange rate contracts:
Spot and forward foreign exchange	431,420	5,701	950
Other exchange rate contracts	74,168	2,500	1,436
	505,588	8,201	2,386
Interest rate contracts:
Interest rate swaps	272,830	2,638	558
Other interest rate contracts	143	__	__
	272,973	2,638	558

Other derivative contracts	6,982	473	100

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 31 December 2010

Direct credit substitutes	4,365	4,220	3,231
Transaction-related contingencies	455	337	168
Trade-related contingencies	10,593	3,516	2,008
Forward asset purchases	51	51	51
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	38,273	17,788	7,479
- unconditionally cancellable	198,724	66,852	20,649
	252,461	92,764	33,586
Exchange rate contracts:
Spot and forward foreign exchange	431,732	2,738	1,417
Other exchange rate contracts	59,222	1,258	712
	490,954	3,996	2,129
Interest rate contracts:
Interest rate swaps	340,076	2,522	602
Other interest rate contracts	25	__	__
	340,101	2,522	602

Other derivative contracts	7,729	505	137

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio management and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading, or financial instruments designated at fair value, or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 30 June 2011			At 30 June 2010			At 31 December 2010
Figures in HK$m	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging

Contract amounts:
Interest rate contracts	287,771	140	74,338	178,553	140	94,461	236,030	140	105,511
Exchange rate contracts	766,754	-	-	641,169	134	-	601,220	769	-
Other derivative contracts	25,080	-	-	15,394	-	-	16,891	-	-
	1,079,605	140	74,338	835,116	274	94,461	854,141	909	105,511

Derivative assets:
Interest rate contracts	2,091	-	396	1,650	-	302	1,748	-	511
Exchange rate contracts	2,763	-	-	2,260	-	-	2,721	-	-
Other derivative contracts	428	-	-	433	-	-	613	-	-
	5,282	-	396	4,343	-	302	5,082	-	511

Derivative liabilities:
Interest rate contracts	1,602	7	1,126	1,687	11	1,147	1,557	9	974
Exchange rate contracts	1,853	-	-	2,405	2	-	2,031	3	-
Other derivative contracts	289	-	-	264	-	-	109	-	-
	3,744	7	1,126	4,356	13	1,147	3,697	12	974

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs.

Additional information

1.	Statutory accounts and accounting policies

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2010 ('2010 accounts'), which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 28 February 2011.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Interim Report which will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release.

The accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 104 to 125 of the 2010 Annual Report and Accounts. A number of new and revised Hong Kong Financial Reporting Standards have become effective in 2011. None has a material impact on the group.

2.	Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. Property revaluation

The group's premises and investment properties were revalued at 30 June 2011 by DTZ Debenham Tie Leung Limited. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The net revaluation surplus for group premises amounted to HK$1,711m, of which HK$1,720m was credited to the premises revaluation reserve and HK$9m was debited to the income statement. Revaluation gains of HK$409m on investment properties were recognised through the income statement. The related deferred tax provisions for group premises and investment properties were HK$283m and HK$67m respectively.

The revaluation exercise also covered business premises/investment properties reclassified as properties held for sale. The revaluation gain of HK$11m was recognised through the income statement.

4. Foreign currency positions

The group's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Risk Management Committee. The net options position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. Structural foreign exchange positions arising from capital investment in associates, subsidiaries and branches outside Hong Kong, mainly in US dollar and Chinese renminbi as set out below, are managed by the Asset and Liability Management Committee ('ALCO'). At 30 June 2011, the US dollar ('US$') was the currency in which the group had non-structural foreign currency positions that was not less than 10% of the total net position in all foreign currencies. The group also had a Chinese renminbi ('RMB') structural foreign currency position, which was not less than 10% of the total net structural position in all foreign currencies.

Figures in HK$m	US$	RMB	GBP	JPY	EUR	CAD	CHF	AUD	NZD	GOL	Other foreign currencies	Total foreign currencies

At 30 June 2011

Non-structural position
Spot assets	202,504	117,668	13,205	4,191	10,972	14,039	179	49,941	8,119	2,805	822	424,445
Spot liabilities	(138,668)	(116,524)	(16,030)	(1,849)	(11,831)	(15,192)	(536)	(47,971)	(10,706)	(3,741)	(2,188)	(365,236)
Forward purchases	272,831	109,050	7,834	11,136	7,088	2,118	1,322	9,764	6,615	1,649	3,903	433,310
Forward sales	(335,242)	(110,238)	(5,020)	(13,546)	(6,268)	(969)	(1,000)	(11,679)	(4,044)	(745)	(2,499)	(491,250)
Net options position	67	(44)	1	__	(6)	2	__	__	(14)	__	__	6
Net long/(short)
non-structural position	1,492	(88)	(10)	(68)	(45)	(2)	(35)	55	(30)	(32)	38	1,275

Structural position	206	21,827	__	__	__	__	__	__	__	__	273	22,306

Figures in HK$m	US$	RMB	GBP	JPY	EUR	CAD	CHF	AUD	NZD	GOL	Other foreign currencies	Total foreign currencies

At 30 June 2010

Non-structural position
Spot assets	230,684	52,221	8,183	10,398	8,852	6,938	248	20,071	5,097	525	36,572	379,789
Spot liabilities	(152,310)	(52,694)	(10,167)	(1,753)	(9,647)	(8,996)	(684)	(31,777)	(10,204)	(2,495)	(38,003)	(318,730)
Forward purchases	236,686	42,463	6,367	11,271	6,483	2,599	681	16,747	6,494	2,854	1,955	334,600
Forward sales	(315,026)	(42,216)	(4,447)	(19,916)	(5,826)	(551)	(208)	(5,096)	(1,287)	(851)	(542)	(395,966)
Net options position	(68)	__	4	__	70	(2)	__	92	(104)	__	__	(8)
Net long/(short)
non-structural position	(34)	(226)	(60)	__	(68)	(12)	37	37	(4)	33	(18)	(315)

Structural position	286	18,144	__	__	__	__	__	__	__	__	285	18,715

Figures in HK$m	US$	RMB	GBP	JPY	EUR	CAD	CHF	AUD	NZD	GOL	Other foreign currencies	Total foreign currencies

At 31 December 2010

Non-structural position
Spot assets	246,638	93,067	13,026	8,985	11,068	13,933	191	43,643	9,017	2,169	974	442,711
Spot liabilities	(155,377)	(88,666)	(15,470)	(1,912)	(12,393)	(14,882)	(549)	(41,953)	(11,658)	(3,404)	(3,034)	(349,298)
Forward purchases	228,982	72,661	7,130	8,932	3,735	2,431	1,347	8,340	3,909	2,919	3,423	343,809
Forward sales	(319,494)	(77,799)	(4,810)	(16,151)	(2,497)	(1,449)	(964)	(9,885)	(1,341)	(1,559)	(1,359)	(437,308)
Net options position	133	(41)	__	(5)	(55)	(7)	__	(71)	60	__	__	14
Net long/(short)
non-structural position	882	(778)	(124)	(151)	(142)	26	25	74	(13)	125	4	(72)

Structural position	206	20,124	__	__	__	__	__	__	__	__	238	20,568

5. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14%-owned, subsidiary of HSBC Holdings plc.

6. Register of shareholders

The register of shareholders of the bank will be closed on Wednesday, 17 August 2011, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Tuesday, 16 August 2011. The second interim dividend will be payable on Thursday, 1 September 2011, to shareholders whose names appear on the register of shareholders of the bank on Wednesday, 17 August 2011. Shares of the bank will be traded ex-dividend as from Monday, 15 August 2011.

7. Proposed timetable for the remaining 2011 quarterly dividends

	Third	Fourth
	interim dividend	interim dividend

Announcement	7 November 2011	27 February 2012
Book close and record date	23 November 2011	14 March 2012
Payment date	8 December 2011	29 March 2012

8. Code on Corporate Governance Practices

The bank is committed to high standards of corporate governance. The bank has followed the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority and has fully complied with all the code provisions and most of the recommended best practices as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30 June 2011.

The Audit Committee of the bank has reviewed the results of the bank for the six months ended 30 June 2011.

9. Board of Directors

At 1 August 2011, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Mrs Margaret Leung (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Dr Fred Zuliu Hu*, Mr Jenkin Hui*, Ms Sarah C Legg#, Mr William W Leung, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Mark S McCombe#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

* Independent non-executive Directors
# Non-executive Directors

10. News release

This news release is available on the bank's website www.hangseng.com.

The Interim Report 2011, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release. Printed copies of the Interim Report 2011 will be sent to shareholders in late August 2011.

Media enquiries to:
Walter Cheung                                     Telephone: (852) 2198 4020
Ruby Chan                                            Telephone: (852) 2198 4236

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                Date: 1 August 2011